AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



10029517

SEC FILE NUMBER

8- 66743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/2009_____ AND ENDING_____12/31/2009_____

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

8295 242nd Street

(No. and Street)

Forest Lake   MN   55025

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Opsahl   (651) 462-3055

                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP

(Name – *if individual, state last, first, middle name*)

7800 Metro Parkway, Suite 200   Minneapolis   MN   55425

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Thomas Opsahl _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Capstone Financial Group, Inc. _____ , as

of ___ December 31 _____ , 20 09 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Capstone Financial Group, Inc.
Forest Lake, MN 55025

We have audited the accompanying balance sheets of Capstone Financial Group, Inc. as of December 31, 2009 and 2008, and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Capstone Financial Group, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 25, 2010

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CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

BALANCE SHEETS

DECEMBER 31,		2009		2008
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	50,440	$	104,076
Accounts receivable		28,587		4,037
Prepaid expenses		294		1,324
Total current assets		**79,321**		**109,437**
PROPERTY AND EQUIPMENT, net		**27,662**		**4,595**
Total assets	$	**106,983**	$	**114,032**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

		2009		2008
CURRENT LIABILITIES				
Current maturities of long-term debt	$	4,160	$	-
Accounts payable		10,122		554
Accrued expenses		8,158		8,564
Total current liabilities		**22,440**		**9,118**
Long-term debt,less current maturities		**17,568**		-
Total liabilities		**40,008**		**9,118**
STOCKHOLDERS' EQUITY				
Common stock, no par value, 100,000 shares authorizes				
4,000 shares issued and outstanding		92,800		92,800
Retained earnings (deficit)		(25,825)		12,114
Total stockholders' equity		**66,975**		**104,914**
Total liabilities and stockholders' equity	$	**106,983**	$	**114,032**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2009		2008	
		Amount		Amount
REVENUES	$	270,803	$	407,152
EXPENSES				
Commissions		96,333		128,800
Payroll and related payroll taxes		71,954		80,643
Other administrative expenses		119,002		72,046
Total expenses		**287,289**		**281,489**
Income (loss) from operations		**(16,486)**		**125,663**
OTHER INCOME (EXPENSE)				
Interest income		166		1,902
Interest expense		(419)		-
Gain on sale of asset		1,800		-
Total other income		**1,547**		**1,902**
Net income (loss)	$	**(14,939)**	$	**127,565**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock			Retained Earnings (Deficit)	Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2007	4,000	92,800	$	(67,451) $	25,349
Stockholder distributions	-	-		(48,000)	(48,000)
Net income				127,565	127,565
Balance at December 31, 2008	4,000	92,800		12,114	104,914
Stockholder distributions	-	-		(23,000)	(23,000)
Net loss	-	-		(14,939)	(14,939)
Balance at December 31, 2009	4,000 $	92,800	$	(25,825) $	66,975

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(14,939)	$	127,565
Adjustments to reconcile net income to cash provided by operating activities:				
Gain on disposal of property		(1,800)		-
Depreciation		3,363		1,319
Changes in operating assets and liabilities:				
Accounts receivable		(24,550)		(3,322)
Prepaid expenses		1,030		795
Accounts payable		9,568		(64)
Accrued expenses		(406)		(324)
Net cash provided (used) by operating activities		**(27,734)**		**125,969**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(2,000)		(2,784)
Net cash used by financing activities		**(2,000)**		**(2,784)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Payments on long-term debt		(902)		-
Stockholder distributions		(23,000)		(48,000)
Net cash used by financing activities		**(23,902)**		**(48,000)**
Increase (decrease) in cash		(53,636)		75,185
Cash, beginning of year		104,076		28,891
Cash, end of year	$	**50,440**	$	**104,076**

Suppliemental disclosure of non-cash investing and financing activities:

Purchase of vehicle with long-term debt	$	**22,630**	$	-

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Capstone Financial Group, Inc. (the Company) was incorporated January 25, 1989. The Company is a national source for Tenant-in Common (TIC) real estate. The typical transaction involves an Internal Revenue Code (IRC) Section 1031 Exchange into one of the TIC properties in the Company's inventory of current offerings. As required under Section 1031, client funds are held in escrow with a qualified intermediary until the closing on the new replacement property. Commissions are paid to the Company after settlement of the 1031 Exchange. The Company is also approved by the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD), to sell general securities.

The company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the FINRA. The Company became a registered broker dealer on April 25, 2005.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Property and equipment:

Property and equipment are being depreciated using straight-line and accelerated methods over their estimated useful lives of 5 to 7 years.

Revenues:

The company's revenues during December 31, 2009 and 2008 derived from commissions, administrative fees and private placement revenue. Commissions revenue are recognized on a trade date basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. (CONTINUED)

Income taxes:

The Company, with stockholders' consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns for the past three and one-half years are open to examination. Management has evaluated its tax positions and has concluded that they do not result in anything that would require either recording or disclosure in the financial statements based on the criteria set forth in Accounting Standards Codification (ASC) section 740.

Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2010, the date the financial statements were available to be issued.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at:

DECEMBER 31,	2009	2008
Equipment and furniture	16,441	16,441
Vehicles	27,815	35,933
Total property and equipment	44,256	52,374
Less: Accumulated depreciation	16,594	47,779
Property and equipment, net	$ 27,662	$ 4,595

Depreciation expense was $3,363 and $1,319 for the years ended December 31, 2009 and 2008, respectively.

NOTE 3. LONG-TERM DEBT

Long-term debt consists of the following:

DECEMBER 31,	2009	2008
Note Payable to Toyota Financial Services due in monthly installments of $444, including interest at 6.5% through September 2014, secured by vehicle.	$ 21,728	$ -
Less current maturities	4,160	-
Long-term debt, less current maturities	$ 17,568	$ -

Future maturities of long-term debt are as follows:

YEARS ENDING DECEMBER 31,	
2010	$ 4,160
2011	4,313
2012	4,602
2013	4,910
2014	3,743
Total maturities of long-term debt	$ 21,728

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2009, the Company had a net capital of $9,808 which was $4,808 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.079 to 1 at December 31, 2009.

Differences existed between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2009 FOCUS filing. See reconciliation of net capital presented on page 9. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2009

Total stockholders' equity		$	66,975
Deduction and/or charges:			
Non-allowable assets:			
Accounts receivable and work in process, net	$ 28,587		
Other assets	294		
Property and equipment, net	27,662		56,543
Net capital before haircuts on securites owned			10,432
Haircuts on securities positions			624
Net capital			9,808

AGGREGATE INDEBTEDNESS

Total liabilities from balance sheet			35,848

REQUIRED NET CAPITAL

NASD required N.C. (6.67% Aggr. Ind.)			
or $5,000 whichever is greater	$	5,000	
SEC early warning requirement (120% Required N.C.)		6,000	
Required net capital			5,000

EXCESS NET CAPITAL

Net capital	$	9,808	
Required net capital		5,000	
Excess net capital		$	4,808

AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO

Aggregate indebtedness	$	35,848	
Net capital		9,808	
Ratio			3.655 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in the Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2008	$	27,458
Nonallowable assets reported as allowable:		
Accounts receivable and work in process, net		(17,652)
Rounding		2
Net Capital per above	$	9,808



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Capstone Financial Group, Inc.
Forest Lake, Minnesota

In planning and performing our audit of the financial statements of Capstone Financial Group, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America , we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capstone Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

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7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 25, 2010





INDEPENDENT ACCOUNTANT'S REPORT ON SIPC ASSESSMENT RECONCILIATION

Board of Directors
Capstone Financial Group, Inc.
Forest Lake, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Capstone Financial Group, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Capstone Financial Group, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Capstone Financial Group, Inc. management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 01, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. There were no adjustments that need to be reported in form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 25, 2010

Boyum ◆ Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS